UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Ocean Rig UDW Inc., (the "Company") hereby announces the availability of the Notice of Extraordinary General Meeting and Proxy Statement for the Company's Extraordinary General Meeting of Shareholders, to be held at the Company's offices located at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands on Friday, November 3, 2017 at 9:00 a.m., local time. The Notice of Extraordinary General Meeting and Proxy Statement were mailed on or about October 5, 2017 to shareholders of record as of September 25, 2017, and can also be found on the Company's website at: http://ocean-rig.agmdocuments.com/EGM2017.html.

Attached to this Report on Form 6-K as Exhibit 99.1 is the notice of the Extraordinary General Meeting and the Proxy Statement for the Extraordinary General Meeting.

Attached as Exhibit 99.2 is the Proxy Card for the Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: October 5, 2017	By: /s/George Economou
George Economou
Chief Executive Officer